UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        State Auto Financial Corporation
                                (Name of Issuer)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                   855-707105
                                   ----------
                                 (CUSIP Number)

                               December 31, 2000
                               -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [ ]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [X]    Rule 13d-1(d)

                        Schedule 13G/A (Amendment No. 1)

CUSIP No.:  855-707105

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         State Automobile Mutual Insurance Company
         I.R.S. Identification No.:  31-4316080

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]

         The reporting person disclaims membership in any group. (b)[ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

5        SOLE VOTING POWER

         26,302,319 (as of December 31, 2000)

6        SHARED VOTING POWER

         -0- (as of December 31, 2000)

7        SOLE DISPOSITIVE POWER

         26,302,319 (as of December 31, 2000)

8        SHARED DISPOSITIVE POWER

         -0- (as of December 31, 2000)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,302,319 (as of December 31, 2000)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         68.2% (as of December 31, 2000)

12       TYPE OF REPORTING PERSON

         IC

                               Items 1 Through 10
                                       of
                        Schedule 13G/A (Amendment No. 1)
                                       for
                    State Automobile Mutual Insurance Company

Item 1.

         (a)      Name of Issuer:  State Auto Financial Corporation
         (b)      Address of Issuer's Principal Executive Offices:
                  518 East Broad Street, Columbus, Ohio  43216

Item 2.

         (a)      Name of Person Filing: State Automobile Mutual Insurance
                  Company
         (b)      Address of Principal Business Office:
                  518 East Broad Street, Columbus, Ohio  43216
         (c)      Place of Organization:  Ohio
         (d) Title of Class of Securities: Common Shares, without par value
         (e)      CUSIP Number:  855-707105

Item 3.           Not Applicable.

Item 4. The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.           Not Applicable.

Item 6.           Not Applicable.

Item 7.           Not Applicable.

Item 8.           Not Applicable.

Item 9.           Not Applicable.

Item 10.          Not Applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                           STATE AUTOMOBILE MUTUAL
                                           INSURANCE COMPANY



February 9, 2001                           By   /s/ John R. Lowther
                                              John R. Lowther, Vice President
                                              and General Counsel